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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ___)*

                              WESTECH CAPITAL CORP.

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)

                                   957531 20 5
                                 (CUSIP Number)

                                December 31, 1999
            (Dates of Events Which Require Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 957531 20 5                 13G                            Page 2 of 6

1.       Name of Reporting Person
         I. R. S. Identification No. of Above Person (entities only)

         Charles H. Mayer

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2.       Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                         (b) [ ]

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3.       SEC Use Only

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4.       Citizenship or Place of Organization                      United States

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Number of         5.       Sole Voting Power                          155,291(1)
Shares
Beneficially      6.       Shared Voting Power                            -0-
Owned by
Each              7.       Sole Dispositive Power                     155,291(1)
Reporting
Person With       8.       Shared Dispositive Power                       -0-

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person 155,291(2)

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

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11.      Percent of Class Represented by Amount in Row (9)               9.6%(3)

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12.      Type of Reporting Person*                                            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)      On the date of the events being reported, Mr. Mayer held (i) 184,035 shares directly, (ii) 108,333 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan, and
         (iii) 620,625 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan. On June 29, 2001, Westech Capital Corp. effected a 1 for 10 reverse stock split. Mr. Mayer has sole voting and dispositive power with respect to (i) 43,228 shares of common stock held directly by him, (ii) 50,000 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002, and (iii) 62,063 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan. On July 19, 2001, Mr. Mayer was granted an option to purchase 50,000 shares of common stock which vested immediately. On July 24, 2001, Mr. Mayer acquired 24,825 shares of common stock in exchange for shares of Tejas Securities Group, Inc. common stock in connection with a private exchange offer made by Westech Capital Corp. whereby .24825 shares of common stock were issued for every one share of Tejas Securities Group, Inc. common stock. On April 1, 2002, Mr. Mayer forfeited options to purchase a total of 32,500 shares of common stock previously granted under Westech Capital Corp.'s stock option plan.

(2) Mr. Mayer beneficially owns (i) 43,228 shares of common stock held directly by him, (ii) 50,000 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002, and (iii) 62,063 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan.

(3) Assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.



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CUSIP No. 957531 20 5                                                Page 3 of 6

ITEM 1(a).        NAME OF ISSUER:

                  Westech Capital Corp., a New York corporation(1)

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2700 Via Fortuna, Suite 400, Austin, Texas 78746

ITEM 2(a).        NAME OF PERSON FILING:

                  Charles H. Mayer

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2700 Via Fortuna, Suite 400, Austin, Texas 78746

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value per share

ITEM 2(e).        CUSIP Number:

                  957531 20 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

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(1)      During the date of the events reported, Westech Capital Corp.'s state of incorporation was New York. On May 2, 2001, Westech Capital Corp. changed its state of incorporation to Delaware.



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CUSIP No. 957531 20 5                                                Page 4 of 6

ITEM 4.  OWNERSHIP:

         (a)      Amount beneficially owned:                          155,291(1)

         (b)      Percent of class:                                      9.6%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote      155,291(3)

                  (ii)     Shared power to vote or direct the vote        -0-

                  (iii)    Sole power to dispose or to direct the
                           disposition of                             155,291(3)

                  (iv)     Shared power to dispose or to direct the
                           disposition of                                 -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

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(1)      On the date of the events being reported, Mr. Mayer held (i) 184,035 shares directly, (ii) 108,333 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan, and
         (iii) 620,625 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan. On June 29, 2001, Westech Capital Corp. effected a 1 for 10 reverse stock split. On July 19, 2001, Mr. Mayer was granted an option to purchase 40,000 shares of common stock which vested immediately. On July 24, 2001, Mr. Mayer acquired 24,825 shares of common stock in exchange for shares of Tejas Securities Group, Inc. common stock in connection with a private exchange offer made by Westech Capital Corp. whereby .24825 shares of common stock were issued for every one share of Tejas Securities Group, Inc. common stock. On April 1, 2002, Mr. Mayer forfeited options to purchase a total of 32,500 shares of common stock previously granted under Westech Capital Corp.'s stock option plan. Mr. Mayer beneficially owns (i) 43,228 shares of common stock held directly by him, (ii) 50,000 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002, and (iii) 62,063 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan.

(2) Assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

(3) Mr. Mayer has sole voting and dispositive power with respect to (i) 43,228 shares of common stock held directly by him, (ii) 50,000 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002, and (iii) 62,063 shares of common stock issuable pursuant to an option granted outside Westech Capital Corp.'s stock option plan.



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CUSIP No. 957531 20 5                                                Page 5 of 6

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 957531 20 5                                                Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 2002                             /s/ Charles H. Mayer
                                             -----------------------------------
                                             Charles H. Mayer